(Translation)

To Whom It May Concern:

                                                                    May 10, 2005
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

            Notice Concerning Stock Option (Stock Acquisition Right)
            --------------------------------------------------------

At its meeting held on May 10, 2005, the Board of Directors of Toyota Motor Corporation ("TMC") resolved to propose an agenda asking for authorization to issue rights to subscribe for or purchase shares of TMC ("Stock Acquisition Rights") without consideration, for the purpose of granting stock options, pursuant to Article 280-20 and Article 280-21 of the Commercial Code. The proposal will be presented at its 101st Ordinary General Shareholders' Meeting to be held on June 23, 2005 and we hereby inform you as follows:

1.    Reason for Issue of Stock Acquisition Rights without Consideration

      TMC will issue Stock Acquisition Rights to Directors, Managing Officers and employees, etc. of TMC and its affiliates in order to enhance enthusiasm and raise morale for improving business performance and thereby contribute to strengthen TMC's international competitiveness.


2.    Summary of Terms of Issue of Stock Acquisition Rights

      (1)   Grantees of the Stock Acquisition Rights

            Directors, Managing Officers and employees, etc. of TMC and its affiliates.

      (2) Type and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

            Up to 2,300,000 shares of common stock of TMC.

            Provided, however, that if the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right is adjusted in accordance with (3) below, such number of shares to be issued or transferred shall be adjusted to the number obtained by multiplying the number of shares after adjustment by the total number of Stock Acquisition Rights to be issued.

      (3)   Total Number of Stock Acquisition Rights to be Issued

            Up to 23,000
            The number of shares to be issued or transferred upon exercise of one Stock Acquisition Right shall be 100; provided, however, that if TMC splits or consolidates its shares after the issue date of the Stock Acquisition Rights, the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right shall be adjusted according to the following formula.

            Number of shares       Number of shares        Ratio of split
                               =                       x
            after adjustment       before adjustment       (or consolidation)

            The adjustment above shall be made only to those rights remaining unexercised at the relevant time. If any fraction less than one (1) share arises as a result of such adjustment, such fraction shall be discarded.

      (4)   Issue Price of Stock Acquisition Rights

            No consideration shall be paid at the time of issuance of the Stock Acquisition Rights.

      (5)   Amount to be Paid upon Exercise of Stock Acquisition Rights

            The amount to be paid per share issued or transferred upon exercise of each Stock Acquisition Right (the "Exercise Price") shall be as follows.

            The amount obtained by multiplying the closing price of the TMC's common stock in regular trading on the Tokyo Stock Exchange on the issue date of the Stock Acquisition Rights (if there is no transaction made on that day, then the closing price of the latest date prior to the issue date of the Stock Acquisition Rights on which a transaction was made) by 1.025, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one
            (1) yen. In addition, the Exercise Price shall be adjusted as follows:

            (i) If TMC splits or consolidates its shares after the issue date of the Stock Acquisition Rights, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

               Exercise Price          Exercise Price                 1
              after adjustment    =       before         x    ------------------
                                         adjustment             Ratio of split
                                                              (or consolidation)

            (ii) If new shares are issued or treasury stock is sold at a price below the market price after the issue date of the Stock Acquisition Rights, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen. However, no adjustment shall be made in case of the exercise of Stock Acquisition Rights, transfer of treasury stock in accordance with a resolution of past Ordinary General Shareholders' Meetings pursuant to Paragraph 2, Article 210-2 of the former Commercial Code or exercise of the outstanding rights to subscribe for new shares.

                                                                Number of shares        Amount to be
   Exercise Price        Exercise Price        Number of         newly issued      X  paid per share
  after adjustment  =  before adjustment  X   outstanding    +  ------------------------------------
                                                shares                         Market price
                                           ---------------------------------------------------------
                                               Number of                     Number of shares
                                           outstanding shares                 newly issued

                  "Number of outstanding shares" provided for in the above formula does not include the number of shares held by TMC as treasury stock and in the case where the treasury stock is to be sold "Number of shares newly issued" shall be read as "Number of shares of treasury stock to be sold."

            (iii) In the case of a merger with any other company, corporate split or capital reduction of TMC, or in any other case similar thereto where an adjustment of the Exercise Price shall be required, in each case after the issue date of the Stock Acquisition Rights, the adjustment shall be made appropriately to the extent reasonable.

      (6)   Exercise Period of the Stock Acquisition Rights

            From August 1, 2007 to July 31, 2011

      (7)   Conditions of Exercise of Stock Acquisition Rights

            (i)   Each Stock Acquisition Right may not be partially exercised.

            (ii) The grantees of the Stock Acquisition Rights must, at the time of the closing of the Ordinary General Shareholder's Meeting to be held for the last fiscal year ending within two (2) years after the closing of the 101st Ordinary General Shareholder's Meeting of TMC, be a Director, Managing Officer or an employee, etc. of TMC or its affiliate to which he/she belongs at the time such right is granted.

            (iii) Stock Acquisition Rights may not be inherited.

            (iv) Other exercise conditions shall be provided for by the resolution of the 101st Ordinary General Shareholders' Meeting and the resolution of a meeting of the Board of Directors.

      (8)   Events and Conditions of Cancellation of Stock Acquisition Rights

            (i) Stock Acquisition Rights may be cancelled without consideration upon approval by a General Shareholders' Meeting of an agendum on a merger agreement in which TMC is a company to be dissolved, or an agendum on a share exchange agreement or a share transfer by which TMC will become a wholly-owned subsidiary of another company.

            (ii) TMC may cancel the Stock Acquisition Rights without consideration if a grantee of the Stock Acquisition Rights becomes no longer qualified to exercise such rights pursuant to the provision provided for in (7) above.

      (9)   Restriction on Transfer of Stock Acquisition Rights

            Transfer of Stock Acquisition Rights shall be subject to an approval of the Board of Directors.

(Note) The issue of the Stock Acquisition Rights shall be conditional upon the agendum "Issue of Stock Acquisition Rights without Consideration to Directors, Managing Officers and Employees, Etc., of TMC and Its Affiliates" being approved at the 101st Ordinary General Shareholders' Meeting of TMC scheduled to be held on June 23, 2005. The details of the issuance and granting of the Stock Acquisition Rights will be decided by the resolution of the Board of Directors to be held after the Ordinary General Shareholders' Meeting of this year.